82-34628

05012553

(Convenience Translation into English from the Original Previously Issued in Portuguese)

Klabin S.A.

Interim Financial Statements for the Quarter Ended September 30, 2005 and Independent Accountants' Review Report

Deloitte Touche Tohmatsu Auditores Independentes

Deloitte.

Deloitte Touche Tohmatsu
Rua Alexandre Dumas, 1981
04717-906 - São Paulo - SP
Brasil

Tel.: +55 (11) 5186-1000
Fax: +55 (11) 5181-2911
www.deloitte.com.br

(Convenience Translation into English from the Original Previously Issued in Portuguese)

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Board of Directors and Shareholders of
Klabin S.A.
São Paulo - SP

1. We have performed a special review of the accompanying interim financial statements of Klabin S.A. and subsidiaries (Company and Consolidated), consisting of the balance sheets as of September 30, 2005, and the related statements of income for the quarter and nine-month period then ended and the performance report, all expressed in Brazilian reais and prepared in accordance with Brazilian accounting practices under the responsibility of the Company's management.

2. We conducted our review in accordance with specific standards established by the Brazilian Institute of Independent Auditors (IBRACON), together with the Federal Accounting Council, which consisted principally of: (a) inquiries of and discussions with persons responsible for the accounting, financial and operating areas as to the criteria adopted in preparing the interim financial statements, and (b) review of the information and subsequent events that had or might have had material effects on the financial position and results of operations of the Company and its subsidiaries.

3. Based on our special review, we are not aware of any material modifications that should be made to the financial statements referred to in paragraph 1 for them to be in conformity with Brazilian accounting practices and standards established by the Brazilian Securities Commission (CVM), specifically applicable to the preparation of mandatory interim financial statements.

4. Our review was conducted for the purpose of issuing a review report on the interim financial statements referred to in paragraph 1 taken as whole. The individual and consolidated statements of cash flows for the nine-month period ended September 30, 2005 are presented for purposes of additional analysis and are not a required part of the interim financial statements. Such statements have been subjected to the review procedures described in paragraph 2 and, based on our review, we are not aware of any material modifications that should be made to these supplemental statements in order for them to be fairly stated, in all material respects, in relation to the interim financial statements for the nine-month period ended September 30, 2005 taken as a whole.

5. The Company and consolidated balance sheets as of June 30, 2005 and the related statements of income for the quarter and nine-month period ended September 30, 2004, and the supplemental statements of cash flows for the nine-month period ended September 30, 2004, presented for comparative purposes, were reviewed by us, in accordance with our unqualified review reports thereon, dated July 21, 2005 and October 22, 2004, respectively.

6. The accompanying interim financial statements have been translated into English for the convenience of readers outside Brazil.

São Paulo, October 20, 2005

DELOITTE TOUCHE TOHMATSU
Auditores Independentes

Eduardo Jorge Costa Martins
Engagement Partner

REGISTRATION WITH THE CVM DOES NOT IMPLY ANALYSIS OF THE COMPANY. MANAGEMENT IS RESPONSIBLE FOR THE ACCURACY OF THE INFORMATION PROVIDED.

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - FEDERAL TAXPAYERS' REGISTRATION NUMBER (CNPJ)
01265-3	KLABIN S.A.	89.637.490/0001-45
4 – NIRE 35300188349		

01.02 – HEAD OFFICE

1 – ADRESS RUA FORMOSA Nº 367 – 12º ANDAR			2 – SUBURB OR DISTRICT CENTRO	
3 – POSTAL CODE 01075-900	4 - MUNICIPALITY SÃO PAULO			5 – STATE SP
6-AREA CODE 011	7 – TELEPHONE 3225-4000	8 – TELEPHONE	9 – TELEPHONE	10 – TELEX
11-AREA CODE 011	12 – FAX 3225-4241	13 – FAX	14 – FAX	
15 – E-MAIL klabin@klabin.com.br				

01.03 – INVESTOR RELATIONS OFFICER (Company Mail Address)

1 – NAME RONALD SECKELMANN				
2 – ADDRESS RUA FORMOSA Nº 367 – 12º ANDAR			3 – SUBURB OR DISTRICT CENTRO	
4 – POSTAL CODE 01075-900	5 - MUNICIPALITY SÃO PAULO			6 – STATE SP
7-AREA CODE 011	8 – TELEPHONE 3225-4019	9 – TELEPHONE	10 – TELEPHONE	11 – TELEX
12-AREA CODE 011	13 – FAX 3225-4241	14 – FAX	15 – FAX	
16 – E-MAIL rseckelmann@klabin.com.br				

01.04 – GENERAL INFORMATION /INDEPENDENT ACCOUNTANT

CURRENT YEAR		CURRENT QUARTER			PRIOR QUARTER		
1 - BEGINNING	2 - END	3 - NUMBER	4 - BEGINNING	5 - END	6 - NUMBER	7 - BEGINNING	8 - END
1/01/2005	12/31/2005	3	7/01/2005	9/30/2005	2	4/01/2005	6/30/2005

9 - INDEPENDENT ACCOUNTANT	10 - CVM CODE
Deloitte Touche Tohmatsu Auditores Independentes	00385-9
11 - PARTNER RESPONSIBLE	12 - INDIVIDUAL TAXPAYERS' REGISTRATION NUMBER OF THE PARTNER RESPONSIBLE
Eduardo Jorge Costa Martins	066.557.558-08

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 – FEDERAL TAXPAYERS' REGISTRATION NUMBER (CNPJ)
01265-3	KLABIN S.A.	89.637.490/0001-45

01.05 – CAPITAL COMPOSITION

NUMBER OF SHARES (thousand)	1 - CURRENT QUARTER 9/30/2005	2 - PRIOR QUARTER 6/30/2005	3 - SAME QUARTER IN PRIOR YEAR 9/30/2004
Paid-up capital			
1 – Common	316,827	316,827	317,049
2 – Preferred	600,856	600,856	601,751
3 – Total	917,683	917,683	918,800
Treasury shares			
4 – Common	0	0	222
5 – Preferred	0	0	895
6 – Total	0	0	1,117

01.06 – CHARACTERISTICS OF THE COMPANY

1 – TYPE OF COMPANY Commercial, Industrial and Other
2 – SITUATION Operating
3 – NATURE OF OWNERSHIP Private National
4 – ACTIVITY CODE 104 – Paper and Pulp Industry
5 – MAIN ACTIVITY Paper, pulp, packaging, forestation and reforestation
6 – TYPE OF CONSOLIDATION Full consolidation
7 – TYPE OF REPORT OF INDEPENDENT ACCOUNTANTS Unqualified

01.07 – COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS

1 – ITEM	2 – CNPJ	3 – COMPANY NAME

01.08 – DIVIDENDS APPROVED AND/OR PAID

1 - ITEM	2 – EVENT	3 – DATE OF APPROVAL	4 - TYPE	5 – DATE OF PAYMENT	6 – TYPE OF SHARE	7 – AMOUNT PER SHARE
01	Annual/Extraordinary Shareholders' Meeting	3/21/2005	Dividend	4/07/2005	COMMON	0.0920500000
02	Annual/Extraordinary Shareholders' Meeting	3/21/2005	Dividend	4/07/2005	PREFERRED	0.1012600000
03	Board of Directors' Meeting	8/31/2005	Dividend	10/03/2005	COMMON	0.1027900000
04	Board of Directors' Meeting	8/31/2005	Dividend	10/03/2005	PREFERRED	0.1130700000

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 – FEDERAL TAXPAYERS' REGISTRATION NUMBER (CNPJ)
01265-3	KLABIN S.A.	89.637.490/0001-45

01.09 – SUBSCRIBED CAPITAL AND ALTERATIONS IN THE CURRENT YEAR

1 – ITEM	2 – DATE OF ALTERATION	3 – CAPITAL (R$ thousand)	4 – AMOUNT OF ALTERATION (R$ thousand)	5 – NATURE OF ALTERATION	7 – NUMBER OF SHARES ISSUED (thousand)	8 – SHARE PRICE ON ISSUE DATE (Reais)
01	3/21/2005	1,100,000	190,141	Profit reserves	0	0.0000000000
02	3/21/2005	1,100,000	109,859	Capital reserves	0	0.0000000000

01.10 – INVESTOR RELATIONS OFFICER

1 – DATE	2 – Signature
10/21/2005	

01.01 - IDENTIFICATION

1 – CVM CODE	2 - COMPANY NAME	3 – FEDERAL TAXPAYER'S REGISTRATION NUMBER (CNPJ)
01265-3	KLABIN S.A.	89.637.490/0001-45

02.01- BALANCE SHEET - ASSETS (In thousands of Brazilian reais – R$)

1 – Code	2 - Description	3 - 9/30/2005	4 - 6/30/2005
1	Total Assets	4,600,983	4,488,394
1.01	Current Assets	1,904,624	1,878,487
1.01.01	Cash and cash equivalents	1,073,125	1,081,880
1.01.01.01	Cash and banks	6,600	43,254
1.01.01.02	Temporary cash investments	1,066,525	1,038,626
1.01.02	Receivables	404,366	375,651
1.01.02.01	Trade accounts receivable	353,162	347,295
1.01.02.02	Discounted exchange and trade receivables	(102,948)	(105,870)
1.01.02.03	Allowance for doubtful accounts	(29,260)	(24,279)
1.01.02.04	Subsidiaries and affiliates	183,412	158,505
1.01.03	Inventories	290,853	301,207
1.01.04	Other	136,280	119,749
1.01.04.01	Recoverable taxes	87,659	84,473
1.01.04.02	Prepaid expenses	19,581	7,962
1.01.04.03	Other receivables	16,021	13,946
1.01.04.04	Notes receivable	13,019	13,368
1.02	Long-term assets	386,872	374,708
1.02.01	Sundry receivables	0	0
1.02.02	Receivables from related parties	598	367
1.02.02.01	Affiliates	0	0
1.02.02.02	Subsidiaries	598	367
1.02.02.03	Other related parties	0	0
1.02.03	Other	386,274	374,341
1.02.03.01	Deferred income and social contribution taxes	202,193	188,519
1.02.03.02	Escrow deposits	104,794	102,231
1.02.03.03	Taxes available for offset	22,110	22,020
1.02.03.04	Prepaid expenses	4,139	3,929
1.02.03.05	Other receivables	31,912	31,672
1.02.03.06	Notes receivable	21,126	25,970
1.03	Permanent assets	2,309,487	2,235,199
1.03.01	Investments	365,937	358,658
1.03.01.01	In affiliated companies	0	0
1.03.01.02	In subsidiaries	363,813	356,534
1.03.01.03	Other investments	2,124	2,124
1.03.02	Property, plant and equipment	1,912,143	1,837,651
1.03.03	Deferred charges	31,407	38,890

01.01 - IDENTIFICATION

1 – CVM CODE	2 - COMPANY NAME	3 – FEDERAL TAXPAYER'S REGISTRATION NUMBER (CNPJ)
01265-3	KLABIN S.A.	89.637.490/0001-45

02.02 – BALANCE SHEET – LIABILITIES AND SHAREHOLDERS' EQUITY (In thousands of Brazilian reais – R$)

1 – Code	2 - Description	3 - 9/30/2005	4 - 6/30/2005
2	Total liabilities and shareholders' equity	4,600,983	4,488,394
2.01	Current liabilities	953,495	710,162
2.01.01	Loans and financing	552,039	385,223
2.01.02	Debentures	26,278	10,064
2.01.03	Trade accounts payable	139,968	98,831
2.01.04	Taxes payable	64,571	58,524
2.01.04.01	Other taxes	23,080	22,698
2.01.04.02	Provision for income and social contribution taxes	41,491	35,826
2.01.05	Dividends payable	0	0
2.01.07	Payables to related parties	55,183	58,632
2.01.08	Other	115,456	98,888
2.01.08.01	Salaries, vacation and payroll charges	64,360	57,081
2.01.08.02	Other payables	51,096	41,807
2.02	Long-term liabilities	1,357,473	1,452,218
2.02.01	Loans and financing	887,368	984,151
2.02.02	Debentures	314,050	314,050
2.02.04	Payables to related parties	122	126
2.02.05	Other	155,933	153,891
2.02.05.01	Deferred income and social contribution taxes	2,929	3,075
2.02.05.02	Provision for contingencies	125,826	123,208
2.02.05.03	Other payables	27,178	27,608
2.03	Deferred income	0	0
2.05	Shareholders' equity	2,290,015	2,326,014
2.05.01	Capital	1,100,000	1,100,000
2.05.02	Capital reserves	84,525	84,525
2.05.02.01	Special Restatement - Law Nº 8200/91	83,986	83,986
2.05.02.02	Share premium	0	0
2.05.02.03	Tax incentives	539	539
2.05.03	Revaluation reserves	87,928	88,465
2.05.03.01	Own assets	87,928	88,465
2.05.04	Profit reserves	834,004	834,004
2.05.04.01	Legal	72,821	72,821
2.05.04.02	Statutory	761,183	761,183
2.05.05	Retained earnings	183,558	219,020

01.01 - IDENTIFICATION

1 – CVM CODE	2 - COMPANY NAME	3 – FEDERAL TAXPAYER'S REGISTRATION NUMBER (CNPJ)
01265-3	KLABIN S.A.	89.637.490/0001-45

03.01 – STATEMENT OF INCOME (In thousands of Brazilian reais – R$)

1 - Code	2 - Description	3- 7/01/2005 to 9/30/2005	4- 1/01/2005 to 9/30/2005	5- 7/01/2004 to 9/30/2004	6- 1/01/2004 to 9/30/2004
3.01	Gross revenue from sales and/or services	746,560	2,302,595	858,092	2,337,525
3.02	Deductions	(128,759)	(387,835)	(126,946)	(337,148)
3.03	Net revenue from sales and/or services	617,801	1,914,760	731,146	2,000,377
3.04	Cost of sales and/or services	(502,139)	(1,470,488)	(479,413)	(1,306,145)
3.05	Gross profit	115,662	444,272	251,733	694,232
3.06	Operating (expenses) income	(60,781)	(141,855)	(86,024)	(257,495)
3.06.01	Selling	(48,218)	(149,309)	(76,450)	(222,262)
3.06.02	General and administrative	(40,200)	(118,367)	(38,754)	(102,318)
3.06.03	Financial, net	(33,646)	(110,259)	(38,440)	(120,277)
3.06.03.01	Financial income	33,436	78,146	(22,491)	62,481
3.06.03.02	Financial expenses	(67,082)	(188,405)	(15,949)	(182,758)
3.06.04	Other operating income	973	21,761	515	675
3.06.05	Other operating expenses	(15,668)	(40,728)	(9,775)	(34,373)
3.06.06	Equity in subsidiaries	75,978	255,047	76,880	221,060
3.07	Income from operations	54,881	302,417	165,709	436,737
3.08	Nonoperating income, net	1,342	(1,641)	737	1,914
3.08.01	Income	2,336	2,490	2,942	5,083
3.08.02	Expenses	(994)	(4,131)	(2,205)	(3,169)
3.09	Income before taxes and profit sharing	56,223	300,776	166,446	438,651
3.10	Provision for income and social contribution taxes	(5,354)	(40,968)	(15,967)	(44,176)
3.11	Deferred income tax	13,820	23,204	(15,413)	(28,143)
3.12	Statutory profit sharing/contributions	0	0	0	0
3.12.01	Profit sharing	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of interest on capital	0	0	0	0
3.15	Net income	64,689	283,012	135,066	366,332
	NUMBER OF SHARES, FORMER TREASURY SHARES (thousand)	917,683	917,683	917,683	917,683
	EARNINGS PER SHARE	0.07049	0.30840	0.14718	0.39919
	LOSS PER SHARE				

04.01 – NOTES TO THE INTERIM FINANCIAL STATEMENTS

(Amounts in thousands of Brazilian reais – R$ or U.S. dollars – US$, unless otherwise stated)

1 OPERATIONS

Klabin S.A. (the "Company") and its subsidiaries are engaged in the following sectors of the pulp and paper industry to serve the domestic and foreign markets: reforestation and wood, packaging paper, paper sacks, and corrugated cardboard boxes. Their operations are integrated from forestation to production of final products.

During 2004, the Company established 12 silent partnerships, and in 2005, 3 others were established, with the specific purpose of raising funds for reforestation projects. The Company, as the ostensible partner, contributed forest assets, basically forests and land, through concession of right of use of land, while the other investing partners made cash contributions to these silent partnerships. These silent partnerships entitle Klabin S.A. to preference in the acquisition of forest products at market prices.

In December 2004, the wholly-owned subsidiary Klabin Ltd. (formerly Mirca Ltd.) established a commercial export company named Klabin Trade. In January 2005, Klabin S.A. began exporting its products through this subsidiary.

2 SIGNIFICANT ACCOUNTING PRACTICES

Accounting practices applied

The interim financial statements are presented in conformity with Brazilian accounting practices, supplemented by standards and regulations issued by the Brazilian Securities Commission (CVM). The interim financial statements have been prepared according to principles, methods and criteria consistent with those applied in the preparation of the financial statements for the year ended December 31, 2004.

04.01 – NOTES TO THE INTERIM FINANCIAL STATEMENTS

3 CASH AND CASH EQUIVALENTS

a) Company

	9/30/2005		6/30/2005	
	Temporary cash investments	Average annual rate %	Temporary cash investments	Average annual rate %
In local currency				
Investment funds (*)	117,553	19.7	147,899	19.5
Bank certificate of deposit	649,176	19.6	633,458	19.9
Notes in Brazilian reais (R$)	65,068	19.6	63,800	18.3
Republic of Austria bonds (**)	198,927	16.4	191,332	16.6
Cash and banks	6,600		43,254	
	1,037,324		**1,079,743**	
In foreign currency				
Bank certificate of deposit	35,534	4.9	2,137	3.0
Investment funds	267	3.5		
	35,801		**2,137**	
	1,073,125		**1,081,880**	
Cash investment – restricted	(38,369)		(36,637)	
	1,034,756		**1,045,243**	
In the country	807,091		824,610	
Abroad	266,034		257,270	
	1,073,125		**1,081,880**	

b) Consolidated

	9/30/2005		6/30/2005	
In local currency				
Investment funds (*)	178,893	19.7	147,899	19.5
Bank certificate of deposit	649,780	19.6	694,799	18.1
Notes in Brazilian reais (R$)	277,147	19.7	160,478	18.3
Republic of Austria bonds (**)	198,927	16.4	191,332	16.6
Cash and banks	6,874		44,142	
	1,311,621		**1,238,650**	
In foreign currency				
Bank certificate of deposit	81,662	4.2	99,638	3.0
Investment funds	27,893	3.5	28,949	3.0
Cash and banks	31,427		13,340	
	140,982		**141,927**	
	1,452,603		**1,380,577**	
Cash investment – restricted	(38,369)		(36,637)	
	1,414,234		**1,343,940**	
In the country	869,309		886,840	
Abroad	583,294		493,737	
	1,452,603		**1,380,577**	

(*) Includes restricted investment.
(**)Investment abroad in Brazilian reais.

04.01 – NOTES TO THE INTERIM FINANCIAL STATEMENTS

4 INCOME AND SOCIAL CONTRIBUTION TAXES

a) Nature and expectation of realization or settlement of deferred taxes

	Company		Consolidated	
	9/30/2005	6/30/2005	9/30/2005	6/30/2005
Nondeductible provisions	133,271	117,136	133,271	117,136
Taxes being challenged in court	14,149	14,033	14,149	14,033
Tax loss carryforwards	54,773	57,350	60,127	57,350
Long-term assets	**202,193**	**188,519**	**207,547**	**188,519**
Deferred income tax on sale of assets	1,352	1,352	1,352	1,352
Accelerated depreciation incentive	1,577	1,723	1,577	1,723
Long-term liabilities	**2,929**	**3,075**	**2,929**	**3,075**

In compliance with CVM Resolution No. 273/98 and CVM Instruction No. 371/02, management, based on the budget and business plan approved by the Fiscal Council and the Board of Directors, expects that tax credits will be realized from 2005 to 2010, as shown below:

	Company		Consolidated	
	9/30/2005	6/30/2005	9/30/2005	6/30/2005
2005	19,418	18,972	9,846	18,972
2006	31,836	31,104	34,921	31,104
2007	35,767	34,944	37,318	34,944
2008	40,117	39,195	40,117	39,195
2009	51,558	50,373	51,558	50,373
2010	23,497	13,931	33,787	13,931
	202,193	**188,519**	**207,547**	**188,519**

Since it was difficult to foresee exactly the term of realization of the deferred taxes, especially those related to nondeductible provisions and taxes challenged in courts, the Company's management decided to maintain the full amount of the mentioned tax credits classified in long-term assets.

04.01 – NOTES TO THE INTERIM FINANCIAL STATEMENTS

b) **Reconciliation of income and social contribution taxes at the effective tax rate**

	Company		Consolidated	
	9/30/2005	9/30/2004	9/30/2005	9/30/2004
Income before income and social contribution taxes	**300,776**	**438,651**	**327,339**	**459,314**
Income and social contribution taxes at the rate of 34%	102,264	149,141	111,296	156,167
Tax effect of principal additions (deductions):				
Equity in subsidiaries	(86,716)	(75,160)	40	83
Difference in subsidiaries' taxes			(78,913)	(70,267)
Other effects	2,216	(1,662)	(8,763)	(4,344)
	17,764	**72,319**	**23,660**	**81,639**
Income and social contribution taxes:				
. Current	40,968	44,176	52,678	53,496
. Deferred	(23,204)	28,143	(29,018)	28,143
Income and social contribution taxes in the statement of income	17,764	72,319	23,660	81,639

04.01 – NOTES TO THE INTERIM FINANCIAL STATEMENTS

5 RELATED PARTIES

							Company
				9/30/2005			6/30/2005
		Assets Liabilities	Income (Expenses)	Purchases (Sales)	Assets Liabilities	Income (Expenses)	Purchases (Sales)
CURRENT ASSETS – Trade accounts receivable							
Subsidiaries:							
Klabin Argentina S.A.	(i)	74		1,211	3,723		1,211
Klabin Trade	(ii)	181,489	(156)	323,433	153,282	(156)	207,609
Silent partnerships:							
. Paraná	(i)	1,341			1,154		
. Santa Catarina	(i)	508			346		
		183,412			158,505		
LONG-TERM ASSETS							
Klabin Trade	(vi)	367	(233)		201	(233)	
Other		231			166		
		598			367		
CURRENT LIABILITIES							
Trade accounts payable							
Silent partnerships:							
. Paraná	(iii)	27,178		(159,401)	31,218		(115,354)
. Santa Catarina	(iii)	26,154		(123,908)	25,654		(85,066)
Other		311			21		
Royalties:							
Sogemar – Soc. Geral de Marcas Ltda.	(iv)	1,127	(10,404)		1,273	(6,857)	
Monteiro Aranha S.A.	(iv)	231	(2,132)		261	(1,405)	
Other	(iv)	182	(1,673)		205	(1,102)	
Commission for guarantee							
Klabin Irmãos & Cia.	(v)		(3,968)			(2,792)	
		55,183			58,632		
LONG-TERM LIABILITIES							
Other							
Antas Serviços Florestais Ltda.		122			126		

(i) *Balance receivable from operations at prices and terms under usual market conditions;*
(ii) *Shipment of paper at prices with approximately 20% margin over production cost;*
(iii) *Purchase of wood under usual market prices and terms;*
(iv) *Trademark use license;*
(v) *Commission for guarantee of the 2% p.a. BNDES financing balance;*
(vi) *Intercompany account.*

04.01 – NOTES TO THE INTERIM FINANCIAL STATEMENTS

6 INVESTMENTS IN SUBSIDIARIES AND SILENT PARTNERSHIPS

						Company
				9/30/2005		6/30/2005
Subsidiaries		Ownership interest - %	Equity in subsidiaries for the period	Investment	Equity in subsidiaries for the period	Investment
. Klabin Ltd. (formerly Mirca Limited)	(*)	100	16,529	214,009	17,138	214,618
. Klabin Argentina S.A.	(**)	100	5,578	25,523	20	19,965
. IKAPÊ Empreendimentos Ltda.		100	(127)	3,171	(75)	3,223
. Klapart Participações S.A.		100		13,579		13,579
. Klabin do Paraná Prods. Florestais Ltda.		100	(201)	4,577	(171)	4,607
. Other			(256)	1,476	(710)	1,022
			21,523	**262,335**	**16,202**	**257,014**
Silent partnerships	(***)	Average ownership interest - %				
. Paraná		90	131,279	76,209	94,642	76,977
. Santa Catarina		90	102,245	25,269	68,225	22,543
			233,524	**101,478**	**162,867**	**99,520**
			255,047	**363,813**	**179,069**	**356,534**

(*)Parent company of Klabin Trade;
(**)Direct and indirect ownership interest;
(***) Equity for the period from January to September 2005 was R$ 189,198.

04.01 - NOTES TO THE INTERIM FINANCIAL STATEMENTS

7 PROPERTY, PLANT AND EQUIPMENT

a) Company

	9/30/2005	6/30/2005
Land	145,904	146,169
Buildings and structures	176,601	179,151
Machinery, equipment and installations	997,641	995,986
Investments in progress	200,033	149,097
Forestation and reforestation	256,824	252,862
Other	135,140	114,386
	1,912,143	**1,837,651**

b) Consolidated

						9/30/2005	6/30/2005
	Annual depreciation rate -%	Cost	Revalu-Ation	Accumulated depreciation and depletion	Accumulated depreciation on revaluation	Total	Total
Land		96,882	75,973			172,855	172,947
Buildings and structures	4	308,939	45,748	(133,696)	(33,437)	187,554	190,822
Machinery, equipment and installations	5 a 20	2,398,450	88,985	(1,394,715)	(88,985)	1,003,735	1,002,596
Forestation and reforestation		468,609		(145,252)		323,357	310,355
Investments in progress		206,477				206,477	155,524
Other	10	274,244	7,040	(140,017)	(4,973)	136,294	115,612
		3,753,601	**217,746**	**(1,813,680)**	**(127,395)**	**2,030,272**	**1,947,856**

i) *As approved at the Annual Shareholders' Meetings held between 1983 and 1992, Indústrias Klabin S.A., which was merged into Klabin S.A., recorded revaluations of assets based on appraisals made by experts, As permitted under the terms of the IBRACON Technical Pronouncement XXIV, ratified by CVM Resolution No. 183/95, management opted to maintain the revaluation reserves recorded as of June 30, 1995.*

ii) *Based on CVM Resolution No. 183/95, the realized portion of the revaluation reserve is transferred to retained earnings, together with income and social contribution taxes on this realized revaluation reserve.*

04.01 - NOTES TO THE INTERIM FINANCIAL STATEMENTS

8 DEFERRED CHARGES

		9/30/2005			6/30/2005
		Cost	Accumulated amortization	Net	Net
Company					
Goodwill on acquisition of merged company:					
. Igaras Papéis e Embalagens S.A.	(i)	186,363	(163,773)	22,590	31,907
Implementation and preoperating expenses	(ii)	33,673	(29,056)	4,617	2,594
Reorganization and installation expenses	(ii)	1,922	(1,440)	482	454
Other		7,364	(3,646)	3,718	3,935
		229,322	**(197,915)**	**31,407**	**38,890**
Consolidated					
Klabin Argentina S.A.		3,277	(3,277)		37
Other		3,103	(570)	2,533	2,379
		235,702	**(201,762)**	**33,940**	**41,306**

(i) The goodwill amounts are based on the expectation of future profitability and amortized based on the related five-year income projections.

(ii) Refers to preoperating expenses of the units of several projects of the industrial divisions, which are being amortized over five years.

04.01 – NOTES TO THE INTERIM FINANCIAL STATEMENTS

9 LOANS AND FINANCING

a) Balances

	Annual interest %				Company
				9/30/2005	6/30/2005
		Current	Long-term	Total	Total
In local currency					
. National Bank for Economic and Social Development (BNDES) (***)	7.0 to 11.5	227,241		227,241	252,826
. Government Agency for Machinery and Equipment Financing (FINAME)	8.5 to 10.5	3,694	5,670	9,364	10,197
. Export credit	SELIC+1.2 to 114.0 of CDI	43,064	212,030	255,094	236,868
. Working capital	CDI + 1.4 of 110.0 of CDI	36,021	193,000	229,021	252,057
. Other	1.0	984	652	1,636	1,853
		311,004	**411,352**	**722,356**	**753,801**
In foreign currency (*)					
. Property, plant and equipment	5.5	1,614	1,574	3,188	4,260
. Export	3.5 to 7.6	239,421	238,257	477,678	407,485
. Other	7.9		11,122	11,122	12,050
		241,035	**250,953**	**491,988**	**423,795**
		552,039	**662,305**	**1,214,344**	**1,177,596**
Interest rate swap contract – hedge (**)	100.0 of CDI		225,063	225,063	191,778
		552,039	**887,368**	**1,439,407**	**1,369,374**
Long-term maturities:					
2006			95,505		
2007			227,358		
2008			326,716		
2009			63,611		
2010			64,587		
2011			49,031		
2012			36,530		
2013			24,030		
			887,368		

04.01 – NOTES TO THE INTERIM FINANCIAL STATEMENTS

	Annual interest %	Weighted average rate %				Consolidated
					9/30/2005	6/30/2005
			Current	Long-term	Total	Total
In local currency						
. National Bank for Economic and Social Development (BNDES) (***)	7.0 to 11.5	10.4	227,241		227,241	252,826
. Government Agency for Machinery and Equipment Financing (FINAME)	8.5 to 10.5	10.0	3,694	5,670	9,364	10,197
. Export credit	SELIC+1.2 to 114.0 of CDI	21.0	43,064	212,030	255,094	236,868
. Working capital	CDI + 1.4 of 110.0 of CDI	20.8	36,021	193,000	229,021	252,057
. Other	1.0	1.0	984	652	1,636	1,853
			311,004	**411,352**	**722,356**	**753,801**
In foreign currency (*)						
. Property, plant and equipment	5.5	5.4	1,614	1,574	3,188	4,260
. Export	3.5 to 7.6	5.6	239,421	238,257	477,678	407,485
. Other	7.3 to 7.9	7.4	112	66,677	66,789	71,733
			241,147	**306,508**	**547,655**	**483,478**
			552,151	**717,860**	**1,270,011**	**1,237,279**
Interest rate swap contract – hedge (**)	100.0 of CDI			225,063	225,063	191,778
			552,151	**942,923**	**1,495,074**	**1,429,057**
Long-term maturities:						
2006				95,505		
2007				227,358		
2008				340,605		
2009				77,500		
2010				78,476		
2011				62,919		
2012				36,530		
2013				24,030		
				942,923		

(*) In US dollars.
(**) On March 11, 2003, a swap transaction of US$ 100,000 was contracted with Banco Votorantim S.A., maturing in February 2008.
(***) The Annual Board of Directors' Meeting authorized an early redemption, whose full payment occurred on October 17, 2005.

b) **Collaterals**

Financing is collateralized by pledges of inventories, land, buildings, improvements, machinery, equipment and installations, guarantee deposits, as well as guarantees and sureties from controlling shareholders.

04.01 – NOTES TO THE INTERIM FINANCIAL STATEMENTS

10 DEBENTURES

In the Board of Directors' Meeting held on November 3, 2004, the Program of Public Issue of Debentures in the total amount of R$ 1,000,000 was approved.

In December 2004, with the base date of November 1, 2004, Klabin issued 31,405 Debentures of its 5th issue. The Debentures are book entry, single series and registered, and nonconvertible into shares, with par value of R$ 10 and total value of R$ 314,050, with semiannual interest of 105.5% of CDI (interbank deposit rate), and final maturity in November 2007.

11 PROVISION FOR CONTINGENCIES

Based on the individual analysis of the lawsuits and supported by the opinion of its legal counsel, Klabin S.A. and its subsidiaries recognized provisions in long-term liabilities, for losses considered probable, as shown below:

	Company and Consolidated	
Nature of the contingency	**9/30/2005**	**6/30/2005**
Tax	92,443	90,674
Labor	24,896	23,930
Other	8,487	8,604
	125,826	**123,208**

The escrow deposits recorded in long-term assets totaled R$ 104,794 (R$ 102,231 in the second quarter of 2005) for Company, and R$ 105,581 (R$ 103,018 in the second quarter of 2005) for consolidated.

In addition to these lawsuits, Klabin S.A. and its subsidiaries are involved in tax, civil and labor lawsuits, involving possible contingent risks, not accrued, in the amount of R$ 178,014.

The labor lawsuits refer basically to claims involving overtime, hazardous duty premium and health hazard premium.

The tax lawsuits refer mainly to the questioning of increase in the PIS and COFINS tax basis introduced by Law No. 9718/98.

12 SHAREHOLDERS' EQUITY

In the Extraordinary Shareholders' Meeting held on March 21, 2005, the cancellation of 221,829 common shares and 895,216 preferred shares held in treasury was approved, without capital reduction.

In the Annual Shareholders' Meeting held on March 21, 2005, the increase in subscribed capital by the amount of R$ 300,000 was approved, of which R$ 109,859 with capital reserves and R$ 190,141 with profit reserves, without the issuance of shares, upon which capital increased to R$ 1,100,000.

In the Annual Shareholders' Meeting held on September 29, 2005, the preferred shares were granted the right to be included in a public offering in the event of sale of controlling ownership interest ("tag-along"), at a price equal to 70% of the amount paid per common share composing the controlling interest, without detriment to the advantages assigned to them, as per the significant event notice published on September 5, 2005.

04.01 – NOTES TO THE INTERIM FINANCIAL STATEMENTS

a) **Changes**

Balances as of December 31, 2004	**2,107,511**
Tax incentives	539
Income tax on revaluation reserve	(542)
Net income	283,012
(-) Interim dividends	(100,505)
Balances as of September 30, 2005	**2,290,015**

b) **Revaluation reserve**

As permitted by CVM Instruction No. 197/93, the Company decided not to apply the requirements of articles 1 and 2 of CVM Instruction No. 189/92 (income and social contribution taxes on revaluation reserve). The application of these requirements would adjust the revaluation reserve by the following amounts:

Revaluation reserve as of September 30, 2005	87,928
Monetary restatement determined by Law No. 8200/91,	
Included in revaluation reserve	(45,155)
Tax effects	(14,543)
	28,230

c) **Interim dividends**

At the Extraordinary Board of Directors' Meeting held on August 31, 2005, the Board approved the payment of interim dividends of R$ 102.79 per thousand registered common shares, and R$ 113.07 per thousand registered preferred shares. Dividends were released on September 30, 2005 for payment to shareholders starting on October 3, 2005.

13 FINANCIAL INSTRUMENTS

a) **Risk management**

Klabin S.A. and its subsidiaries carry out transactions involving financial instruments, all recorded in balance sheet accounts, to meet their own needs, as well as to reduce their exposure to financial risks, mainly credit, currency and interest rate risks. These risks are managed through the establishment of operating strategies, control policies and determination of positions. No transactions involving financial instruments of speculative nature are carried out.

b) **Credit risk**

These risks are managed through specific standards for acceptance of customers, credit analysis and determination of exposure limits by customer.

c) **Currency risk and derivatives**

Klabin S.A. has transactions involving derivative financial instruments to hedge against the effects of exchange variations on their liabilities or net exposure in U.S. dollars. Swap agreements are used to exchange the foreign exchange variations on liabilities for the Interbank Deposit (CDI) rate. The calculated loss on these operations, in the amount of R$ 98,230, was fully recognized in income for the period and recorded as increase in the corresponding financing.

04.01 – NOTES TO THE INTERIM FINANCIAL STATEMENTS

d) **Fair values**

As of September 30, 2005, the fair values of cash and cash equivalents, temporary cash investments, trade accounts receivable and payable approximate the amounts recorded in the financial statements due to their short term. The fair values of loans and financing substantially approximate the amounts recorded in the financial statements since these financial instruments have variable interest rates. The fair values of debentures are equivalent to those recorded in the financial statements, since the Company has the option to pay these debentures at any moment at book value.

The book and fair values of swap transactions are as follows.

	Company and Consolidated			
	9/30/2005		6/30/2005	
	Book Value	Fair value	Book value	Fair value
Financing (Note 9) - Swap transactions	225,063	249,099	191,778	220,130

04.01 – NOTES TO THE INTERIM FINANCIAL STATEMENTS

14 STATEMENT OF CASH FLOWS

				Company
	July to September		January to September	
	2005	2004	2005	2004
Cash flows from operating activities				
Net income	64,689	135,066	283,012	366,332
Income (expenses) not affecting cash and cash equivalents:				
. Depreciation, amortization and depletion	57,907	53,354	168,378	159,499
. Gain (loss) on sale of assets	(1,837)	1,755	(451)	527
. Allowance for losses on permanent assets			936	
. Deferred income and social contribution taxes	(13,820)	15,413	(23,204)	28,143
. Interest and exchange variation on loans and financing	60,054	19,358	135,063	150,556
. Equity in subsidiaries	(75,978)	(76,880)	(255,047)	(221,060)
Decrease (increase) in assets				
. Trade accounts receivable	(28,715)	5,038	95,498	(108,607)
. Inventories	10,354	(9,801)	(18,266)	564
. Recoverable taxes	(3,276)	(25,620)	20,581	10,268
. Prepaid expenses	(11,829)	(6,069)	(10,919)	(7,219)
. Other receivables	3,055	4,770	14,320	17,697
Increase (decrease) in liabilities				
. Trade accounts payable	37,688	59,349	11,862	116,256
. Other taxes	382	(1,928)	114	231
. Provision for income and social contribution taxes	5,482	15,967	(29,046)	(21,006)
. Salaries, vacation and payroll charges	7,279	6,087	5,138	3,024
. Provision for contingencies	905	(28,320)	6,039	(51,443)
. Other payables	8,622	169	6,934	15,415
Net cash provided by operating activities (carried forward))	120,962	167,708	410,942	459,177

04.01 – NOTES TO THE INTERIM FINANCIAL STATEMENTS

	Company			
	July to September		January to September	
	2005	2004	2005	2004
Net cash provided by operating activities (brought forward)	**120,962**	**167,708**	**410,942**	**459,177**
Cash flows from investing activities:				
. Temporary cash investments	(1,732)	(1,223)	(4,234)	(33,067)
. Guarantee deposits		23,412		87,070
. Purchase of property, plant and equipment	(128,659)	(127,800)	(271,249)	(240,018)
. Increase in deferred charges	(159)	(984)	(2,230)	(1,524)
. Sale of property, plant and equipment	2,336	1,599	2,490	3,732
. Dividends received from subsidiaries	72,102	114,089	239,091	174,673
. Escrow deposits	(850)	(1,314)	(9,567)	(11,968)
. Other investments	(171)	(7)	(4,433)	(267)
Net cash used in investing activities	**(57,133)**	**7,772**	**(50,132)**	**(21,369)**
Cash flows from financing activities:				
. New loans and financing	105,356	70	374,705	436,956
. Payment of loans and financing	(37,174)	(299,943)	(258,568)	(557,149)
. Payment of interest	(41,989)	(35,462)	(94,385)	(87,193)
. Dividends paid	(100,505)		(190,512)	(200,238)
. Loans to affiliates	(4)	(281)	(130)	(60,138)
Net cash provided by financing activities	**(74,316)**	**(335,616)**	**(168,890)**	**(467,762)**
Increase in cash and cash equivalents	**(10,487)**	**(160,136)**	**191,920**	**(29,954)**
Opening balance of cash and cash equivalents	1,045,243	755,493	842,836	625,311
Closing balance of cash and cash equivalents	1,034,756	595,357	1,034,756	595,357
	(10,487)	**(160,136)**	**191,920**	**(29,954)**

04.01 – NOTES TO THE INTERIM FINANCIAL STATEMENTS

				Consolidated
	July to September		January to September	
	2005	2004	2005	2004
Cash flows from operating activities				
Net income	64,689	135,066	283,012	366,332
Income (expenses) not affecting cash and cash equivalents:				
. Depreciation, amortization and depletion	61,669	54,495	181,951	169,464
. Gain (loss) on sale of assets	(1,988)	2,875	(183)	1,645
. Allowance for losses on permanent assets			936	
. Deferred income and social contribution taxes	(19,634)	15,413	(29,018)	28,143
. Interest and exchange variation on loans and financing	57,883	17,013	128,580	136,686
. Equity in subsidiaries	57	36	119	244
. Exchange variation on foreign investments	1,594	2,645	3,473	1,010
. Minority interest	5,977	6,939	20,667	11,343
Decrease (increase) in assets				
. Trade accounts receivable	57,802	705	135,226	(158,799)
. Inventories	8,133	(408)	(20,962)	18,570
. Recoverable taxes	(3,026)	(25,956)	18,707	11,553
. Prepaid expenses	(11,741)	(6,069)	(11,483)	(7,000)
. Other receivables	3,012	4,187	15,127	18,441
Increase (decrease) in liabilities				
. Trade accounts payable	41,371	30,741	5,061	39,712
. Other taxes	330	(1,752)	169	1,278
. Provision for income and social contribution taxes	4,777	16,563	(28,459)	(17,816)
. Salaries, vacation and payroll charges	7,116	6,154	5,141	3,325
. Provision for contingencies	906	(28,320)	6,040	(51,443)
. Other payables	6,583	805	13,294	16,671
Net cash provided by operating activities (carried forward))	**285,510**	**231,132**	**727,398**	**589,359**

04.01 – NOTES TO THE INTERIM FINANCIAL STATEMENTS

	Consolidated			
	July to September		January to September	
	2005	2004	2005	2004
Net cash provided by operating activities (brought forward)	**285,510**	**231,132**	**727,398**	**589,359**
Cash flows from investing activities:				
. Temporary cash investments	(1,732)	(1,223)	(4,234)	(33,067)
. Guarantee deposits		23,412		87,070
. Purchase of property, plant and equipment	(138,537)	(130,429)	(295,227)	(246,008)
. Increase in deferred charges	(317)	(1,146)	(2,763)	(2,035)
. Sale of property, plant and equipment	2,336	599	2,490	2,732
. Escrow deposits	(849)	(1,335)	(9,522)	(12,049)
. Other investments		(2)	(32)	(82)
Net cash used in investing activities	**(139,099)**	**(110,124)**	**(309,288)**	**(203,439)**
Cash flows from financing activities:				
. New loans and financing	105,356	70	438,700	436,956
. Payment of loans and financing	(37,174)	(139,058)	(258,568)	(375,359)
. Payment of interest	(43,834)	(27,295)	(96,230)	(70,247)
. Capital contribution in subsidiaries by minority shareholders	44	919	12,110	19,656
. Dividends paid	(100,509)		(190,516)	(200,238)
Net cash provided by financing activities	**(76,117)**	**(165,364)**	**(94,504)**	**(189,232)**
Increase in cash and cash equivalents	**70,294**	**(44,356)**	**323,606**	**196,688**
Opening balance of cash and cash equivalents	1,343,940	875,305	1,090,628	634,261
Closing balance of cash and cash equivalents	1,414,234	830,949	1,414,234	830,949
	70,294	**(44,356)**	**323,606**	**196,688**

15 SUBSEQUENT EVENT

At the Annual Board of Directors' Meeting held on September 1, 2005, the Board approved the early repayment of all financing due to the BNDES (National Bank for Economic and Social Development), in the amount of R$ 229,016, according to significant event notices published on September 6 and 16, 2005. This repayment was made on October 17, 2005.

05.01 - COMMENTS ON THE COMPANY'S PERFORMANCE FOR THE QUARTER

For a better understanding of the performance of Klabin companies, we present our comments on the consolidated results of operations for the period in section **<u>08.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER.</u>**

01.01 - IDENTIFICATION

1 – CVM CODE	2 - COMPANY NAME	3 – FEDERAL TAXPAYER'S REGISTRATION NUMBER (CNPJ)
01265-3	KLABIN S.A.	89.637.490/0001-45

06.01 - CONSOLIDATED BALANCE SHEET - ASSETS (In thousands of Brazilian reais – R$)

1 - Code	2 - Description	3 - 9/30/2005	4 - 6/30/2005
1	Total Assets	4,712,156	4,596,839
1.01	Current Assets	2,241,965	2,218,881
1.01.01	Cash and cash equivalents	1,452,603	1,380,577
1.01.01.01	Cash and banks	38,301	57,482
1.01.01.02	Temporary cash investments	1,414,302	1,323,095
1.01.02	Receivables	352,707	410,509
1.01.02.01	Trade accounts receivable	486,687	542,414
1.01.02.02	Discounted exchange and trade receivables	(102,948)	(105,870)
1.01.02.03	Allowance for doubtful accounts	(31,032)	(26,035)
1.01.02.04	Subsidiaries and affiliates	0	0
1.01.03	Inventories	296,006	303,487
1.01.04	Other	140,649	124,308
1.01.04.01	Recoverable taxes	89,851	86,915
1.01.04.02	Prepaid expenses	19,728	8,151
1.01.04.03	Other receivables	18,051	15,874
1.01.04.04	Notes receivable	13,019	13,368
1.02	Long-term assets	396,032	378,791
1.02.01	Sundry receivables	0	0
1.02.02	Receivables from related parties	0	0
1.02.02.01	Affiliates	0	0
1.02.02.02	Subsidiaries	0	0
1.02.02.03	Other related parties	0	0
1.02.03	Other	396,032	378,791
1.02.03.01	Deferred income and social contribution taxes	207,547	188,519
1.02.03.02	Escrow deposits	105,581	103,018
1.02.03.03	Taxes available for offset	22,110	22,020
1.02.03.04	Prepaid expenses	4,556	4,392
1.02.03.05	Other receivables	35,112	34,872
1.02.03.06	Notes receivable	21,126	25,970
1.03	Permanent assets	2,074,159	1,999,167
1.03.01	Investments	9,947	10,005
1.03.01.01	In affiliated companies	0	0
1.03.01.02	In subsidiaries	7,823	7,881
1.03.01.03	Other investments	2,124	2,124
1.03.02	Property, plant and equipment	2,030,272	1,947,856
1.03.03	Deferred charges	33,940	41,306

01.01 - IDENTIFICATION

1 – CVM CODE	2 - COMPANY NAME	3 – FEDERAL TAXPAYER'S REGISTRATION NUMBER (CNPJ)
01265-3	KLABIN S.A.	89.637.490/0001-45

06.02 – CONSOLIDATED BALANCE SHEET – LIABILITIES AND SHAREHOLDERS' EQUITY (In thousands of Brazilian reais – R$)

1 - Code	2 - Description	3 - 9/30/2005	4 - 6/30/2005
2	Total liabilities and shareholders' equity	4,712,156	4,596,839
2.01	Current liabilities	913,866	670,630
2.01.01	Loans and financing	552,151	386,146
2.01.02	Debentures	26,278	10,064
2.01.03	Trade accounts payable	143,554	102,183
2.01.04	Taxes payable	69,137	63,847
2.01.04.01	Other taxes	24,230	23,900
2.01.04.02	Provision for income and social contribution taxes	44,907	39,947
2.01.05	Dividends payable	0	0
2.01.07	Payables to related parties	0	0
2.01.08	Other	122,746	108,390
2.01.08.01	Salaries, vacation and payroll charges	65,856	58,740
2.01.08.02	Other payables	56,890	49,650
2.02	Long-term liabilities	1,416,138	1,514,075
2.02.01	Loans and financing	942,923	1,042,911
2.02.02	Debentures	314,050	314,050
2.02.04	Payables to related parties	0	0
2.02.05	Other	159,165	157,114
2.02.05.01	Deferred income and social contribution taxes	2,929	3,075
2.02.05.02	Provision for contingencies	125,826	123,208
2.02.05.03	Other payables	30,410	30,831
2.03	Deferred income	0	0
2.04	Minority interest	92,137	86,120
2.05	Shareholders' equity	2,290,015	2,326,014
2.05.01	Capital	1,100,000	1,100,000
2.05.02	Capital reserves	84,525	84,525
2.05.02.01	Special Restatement - Law Nº 8200/91	83,986	83,986
2.05.02.02	Share premium	0	0
2.05.02.03	Tax incentives	539	539
2.05.03	Revaluation reserves	87,928	88,465
2.05.03.01	Own assets	87,928	88,465
2.05.04	Profit reserves	834,004	834,004
2.05.04.01	Legal	72,821	72,821
2.05.04.02	Statutory	761,183	761,183
2.05.05	Retained earnings	183,558	219,020

01.01 - IDENTIFICATION

1 – CVM CODE	2 - COMPANY NAME	3 – FEDERAL TAXPAYER'S REGISTRATION NUMBER (CNPJ)
01265-3	KLABIN S.A.	89.637.490/0001-45

07.01 – CONSOLIDATED STATEMENT OF INCOME (In thousands of Brazilian reais – R$)

1 - Code	2 – Description	3- 7/01/2005 to 9/30/2005	4- 1/01/2005 to 9/30/2005	5- 7/01/2004 to 9/30/2004	6- 1/01/2004 to 9/30/2004
3.01	Gross revenue from sales and/or services	782,689	2,440,869	867,681	2,374,209
3.02	Deductions	(132,442)	(397,310)	(130,113)	(346,945)
3.03	Net revenue from sales and/or services	650,247	2,043,559	737,568	2,027,264
3.04	Cost of sales and/or services	(420,894)	(1,203,616)	(383,162)	(1,086,177)
3.05	Gross profit	229,353	839,943	354,406	941,087
3.06	Operating (expenses) income	(170,833)	(510,701)	(177,420)	(482,978)
3.06.01	Selling	(77,712)	(232,132)	(77,273)	(224,533)
3.06.02	General and administrative	(41,223)	(121,032)	(39,370)	(104,378)
3.06.03	Financial, net	(34,264)	(127,975)	(47,581)	(110,848)
3.06.03.01	Financial income	42,097	101,363	(8,044)	76,729
3.06.03.02	Financial expenses	(76,361)	(229,338)	(39,537)	(187,577)
3.06.04	Other operating income	883	21,671	353	708
3.06.05	Other operating expenses	(18,460)	(51,114)	(13,513)	(43,683)
3.06.06	Equity in subsidiaries	(57)	(119)	(36)	(244)
3.07	Income from operations	58,520	329,242	176,986	458,109
3.08	Nonoperating income, net	1,377	(1,903)	27	1,205
3.08.01	Income	2,336	2,490	2,942	5,083
3.08.02	Expenses	(959)	(4,393)	(2,915)	(3,878)
3.09	Income before taxes and profit sharing	59,897	327,339	177,013	459,314
3.10	Provision for income and social contribution taxes	(8,865)	(52,678)	(19,595)	(53,496)
3.11	Deferred income tax	19,634	29,018	(15,413)	(28,143)
3.12	Statutory profit sharing/contributions	0	0	0	0
3.12.01	Profit sharing	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of interest on capital	0	0	0	0
3.14	Minorit interest	(5,977)	(20,667)	(6,939)	(11,343)
3.15	Net income	64,689	283,012	135,066	366,332
	NUMBER OF SHARES, FORMER TREASURY SHARES (thousand)	917,683	917,683	917,683	917,683
	EARNINGS PER SHARE	0.07049	0.30840	0.14718	0.39919
	LOSS PER SHARE				

08.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Performance Report 3Q05

Initial Considerations

The information presented herewith in connection with the Company's operations and finances in 3Q05, 3Q04, 9M05 and 9M04 consists of consolidated figures stated in local currency (R$), in accordance with the generally accepted accounting practices adopted in Brazil, except where otherwise indicated.

Financial Highlights

R$ million	3Q05	3Q04	9M05	9M04	YoY	QoQ
Gross Revenue	782.7	867.7	2,440.9	2,374.3	(10%)	3%
Net Revenue	650.3	737.6	2,043.6	2,027.3	(12%)	1%
Domestic Market	487.6	533.8	1,489.5	1,409.6	(9%)	6%
Exports	162.7	203.8	554.1	617.7	(20%)	(10%)
% Exports	*25%*	*28%*	*27%*	*30%*		
Gross Profit	229.4	354.4	840.0	941.1	(35%)	(11%)
Gross Margin	*35%*	*48%*	*41%*	*46%*		
Selling expenses	(77.7)	(77.3)	(232.1)	(224.6)	1%	3%
General and administrative expensees	(41.2)	(39.4)	(121.1)	(104.4)	5%	16%
Other operating (expenses) income, net	(17.7)	(13.1)	(29.5)	(42.8)	35%	(31%)
EBIT	92.8	224.6	457.3	569.3	(59%)	(20%)
EBIT Margin	*14%*	*30%*	*22%*	*28%*		
Depreciation, amortization and depletion	61.7	57.8	182.0	172.7	7%	5%
EBITDA	154.5	282.4	639.3	742.0	(45%)	(14%)
EBITDA Margin	*24%*	*38%*	*31%*	*37%*		
Net Income	64.7	135.1	283.0	366.4	(52%)	(23%)
Net Debt	382.8	498.5	382.8	498.5	(23%)	(23%)
Net Debt/EBTIDA (annualized)	0.4	0.5	0.4	0.5		
Capex	138.5	130.4	295.2	246.2	6%	20%
Production Volume (1,000 t) (*)						
Sales Volume (1,000 t)	334.4	347.6	1,010.7	1,017.9	(4%)	(1%)
Domestic Market	199.7	216.4	603.1	591.9	(8%)	2%
Exports	134.7	131.2	407.6	426.0	3%	(4%)
% Exports	*40%*	*38%*	*40%*	*42%*		

(*) *Figures related to paper, boards and recycled paper production, do not considered corrugated boxes and industrial bags.*

Operating, Economic and Financial Performance

Production Volume

Thousand tons


361
390
376
3Q04
2Q05
3Q05

The production of containerboards, coated carton boards and recycled papers in 3Q05 was effected by: (i) the planned 9 days downtime at Monte Alegre Mill (PR) for maintenance; (ii) downtime to install the last equipments in order to conclude the expansion project at Angatuba (SP) mill.

In 9M05, the production totalized 1,130.1 thousand tons, an increase of 4% in relation to 9M04.

Sales Volume

Sales volume for 3Q05, excluding wood, totalized 334.4 thousand tons, highlighting the export sales. Klabin increased exports to 134.7 thousand tons, equaled to 40% of total sales volume (38% in 3Q04).

For the 9M05, the total sales volume was 1,010.7 thousand tons, 1% lower than 9M04.

The exports of coated carton boards maintained its high volumes in 3Q05, which contributed to 19% of total exported volume, against 13% in 3Q04. The coated carton board share represented 26% of total sales, higher than 23% in 3Q04.

Volume By Market

Thousand tons


348
360
334
38%
42%
40%
62%
58%
60%
3Q04
2Q05
3Q05
Domestic Market
Exports

Volume By Product – 3Q05


Industrial bags 9%
Others 3%
Kraftliner 32%
Corrugated boxes 30%
Coated carton boards 26%

Wood not included

08.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Net Revenue

In 3Q05, the increase in export volumes was neutralized by the devaluation of USD against the Brazilian *Real* (-21%) and the decrease of international kraftliner prices (-9%) compared to the same period of last year. The net revenue in 9M05 increased 1% to R$ 2,043.6 million in relation to 9M04.

Net Revenue by Market

R$ million


737
720
650
28%
29%
25%
72%
71%
75%
3Q04
2Q05
3Q05
Domestic Market
Exports

Net Revenue by Product – 3Q05


Wood
Kraftliner 16%
Others 3%
Industrial bags 13%
Corrugated boxes 32%
Coated carton boards

Wood included

Exports Destination

By Volume


North America 3%
Latin America (excluding Argentina) 17%
Africa 7%
Asia 11%
Argentina 16%
Europe 46%

9M05: 407.6 thousand tons

By Net Revenue


North America 4%
Africa 7%
Latin America (excluding Argentina) 18%
Asia 9%
Argentina 19%
Europe 43%

9M05: USD 222.1 million

Operating Results

Gross profit in 3Q05 totaled R$ 229.4 million, totaling R$ 840.0 million in 9M05 or 11% lower than compared to 9M04. The gross margin in 9M05 was 41%, against the 46% in relation to 9M04.

08.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Cost of goods sold (COGS) in 3Q05 was R$ 420.9 million, 10% higher than 3Q04, which was affected by the cost increase on some inputs, especially fuel, chemicals and labor, besides the increase of fixed costs due to the planned downtimes.

Selling expenses increased relentlessly 1% in 3Q05 to R$ 77.7 million, of which R$ 47.9 million are export freight costs. In 9M05, the selling expenses amounted to R$ 232.1 million, 3% higher than 9M04.

General and administrative expenses totaled R$ 121.1 million in 9M05, increasing its stake on total net revenue to 5.9% from 5.1% in 9M04.

Operating results before financial expenses (EBIT) in the 3Q05 was R$ 92.8 million, adding up to R$ 457.3 million in 9M05, a decrease of 20% in relation to the same period of previous year.

Operating Cash Generation (EBITDA)

Operating cash generation (EBITDA) in 3Q05 was R$ 154.5 million, totalizing R$ 639.3 million in 9M05. The EBITDA margin was 31% in 9M05, against 37% in the same period of last year.

Financial Results and Indebtedness

Net financial expenses reached R$ 34.3 million in 3Q05 (against R$ 47.6 in 3Q04).

At the end of September 2005, **gross debt** totaled R$ 1,835.4 million.

Foreign currency denominated debt amounted to USD 347.7 million or 42% of the company total indebtedness. Trade finance represented 62% of the foreign currency debt. The hedge on September 30th 2005 was USD 100 million.

Indebtedness

R$ million	30/09/2005			30/06/2005		
	Currency		Total	Currency		Total
	Local	Foreign		Local	Foreign	
Short Term	337.3	241.1	578.4	189.8	206.4	396.2
Long Term	725.4	531.6	1,257.0	888.3	468.7	1,357.0
GROSS DEBT	**1,062.7**	**772.7**	**1,835.4**	**1,078.1**	**675.1**	**1,753.2**
Cash and Short Term Investments	(1,311.8)	(140.8)	(1,452.6)	(1,252.0)	(128.6)	(1,380.6)
NET DEBT			**382.8**			**372.6**

Net debt is equivalent to 14% of total capitalization, and 45% of the annualized EBITDA.

On September 1st, the Board of Directors authorized the Executive Board to early redeem the outstanding debt in favor of “Banco Nacional de Desenvolvimento Econômico e Social”

– amounting to R$ 229.0 million. According to public announcements on September 6th and 16th, the payments were done on October 17th, 2005.

Net Income

Klabin reported a net income of R$ 64.7 million in 3Q05, which totaled R$ 283.0 million in 9M05 or 23% lower than 9M04.

Business Evolution

BUSINESS UNIT – FORESTRY

In this quarter, Klabin sold 1.8 million tons of Pine and Eucalyptus logs, of which 1.1 million tons were transferred to its own mills in Paraná, Santa Catarina and São Paulo.

The volume of wood sold to sawmills and laminating companies in Paraná and Santa Catarina totaled 689.6 thousand tons in 3Q05.

The heated U.S. housing industry remained strong, pushing up the demand for logs. However, the appreciation of Brazilian currency against USD has negative affect to the exporters, who are Klabin's customers. Many sawmills already shut down their units in Santa Catarina state, and consequently, the sales volume for logs to third parties dropped 28% in the 3Q05 in relation to 3Q04.

In the short term, the Hurricane Katrina caused a reduction in supply of wood, which pushed up the prices for civil construction materials in the United States. In contradiction to expectations, once the activities in the hit area are back to normal, the lagged effect will be the run-up supply of logs, pressuring down their prices. The felling of trees caused by the disaster will lead to an extra 93 million m^3 of wood, which is enough to build 1.0 million houses.

Net revenue from wood sales to third parties reached R$ 62.2 million in 3Q05, a plunged of 34% in relation to 3Q04. It is relevant to mention that the second semester of 2004 had a positive scenario, with strong demand, good prices and favorable exchange rate.

Klabin will be the surety for small and medium producers interested in financing for forest plantation. The idea is to increment forest plantation and culture and to increase the participation of third parties in supplying wood to the company, as part of its Forestry Support program.

BUSINESS UNIT – PAPERS

In the third quarter, not only the Monte Alegre (SP) mill had an 9 days planned downtime for maintenance, but also Angatuba (SP) plant had a downtime to conclude the expansion project of coated carton boards.

Sales volume of containerboards and coated carton boards to third parties in 3Q05 was 195.4 thousand tons, an upside of 1% from 3Q04. Sales volume throughout 9M05 reached 580.2 thousand tons, a reduction of 3% compared to the same period last year.

Export sales in 3Q05 increased 6% to 123.4 thousand tons compared to 3Q04.

08.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Net revenue of paper and coated carton boards in 3Q05 reached R$ 273.4 million, 14% inferior to 3Q04.

The increased export sales volume was not only an effort to offset the negative impact of a lower exchange rate, but also a strategic vision in line with the long-term plans of the Company by targeting the growth of exports.

Kraftliner sales volume totaled 108.1 thousand tons in 3Q05, of which 98.0 thousand tons were shipped to international market. Export net revenue amounted to USD 38.4 million.

The international kraftliner prices kept falling throughout the third quarter, hurting the results. However, European producers announced a €50 increase on prices starting from October 1st.

Sales volume of coated carton boards added up 87.3 thousand tons in 3Q05 or 8% greater than 3Q04. There was an increase of 46% on the exports volume in relation to 3Q04.

The volume sold in 9M05 exceeded the quantity marketed in 9M04 by 8%, amounting to R$ 247.9 thousand tons.

Net revenue of coated carton boards in 3Q05 was R$ 169.9 million, in which 28% came from exports revenue. In the nine months, the net revenue totaled R$ 493.4 million, or 8% superior to the same period of last year.

The additional volume of coated carton boards exported were this quarter's highlights, partially influenced by the Finnish pulp and paper mills strikes. Klabin supplied the Tetra Pak's Spanish unit in July, which not only confirmed the ability and flexibility in attending higher-than-expected demands, but also qualified it as a supplier for the European market.

In September, the liquid packaging board of Klabin was approved in Singapore, and the supply will begin in the end of 2005. The company continues sending regular volumes to China, which amounts to 1,000 t/month. Klabin's coated carton boards fit to all technical specifications required to supply any unit of Tetra Pak around the world.

BUSINESS UNIT – PACKAGING – CORRUGATED BOXES

Preliminary data provided by the Brazilian Association of Corrugated Boxes Manufactures (ABPO) indicated that the shipment of corrugated boxes, sheet and accessories amounted to 559.1 thousand tons in 3Q05 or 1% higher in relation to 3Q04. In 9M05, the total shipment was 1,607.3 thousand tons, 2.1% greater than the quantity shipped in the first half of 2004.

Klabin maintained its leading position with sales volume of 100.8 thousand tons in 3Q05, which represented a decline of 10% in relation to 3Q04. The volume sold throughout the first tine months of 2005 was 313.4 thousand tons or an upside of 2% against 3Q04.

Net revenue for corrugated boxes reached R$ 209.1 million in 3Q05, a reduction of 3% in relation to 3Q04. The net revenue for 9M05 totaled R$ 633.1 million or 8% superior to 3Q04.

The results of this business unit were caused by a tepid local market demand, which negatively presented a weak consumption for non durable products, especially in the food segment.

The meat exporters kept their sale agreements even thought the exchange rate is not favorable. The orders of Christmas boxes were postponed and the fruit harvest in the Northeast is delayed because of weather conditions.

Approximately 20% of all the corrugated boxes sold to local customers in 3Q05 had the export market as their final destination.

BUSINESS UNIT - PACKAGING - INDUSTRIAL BAGS

In 3Q05, Klabin sold 28.4 thousand tons of industrial bags, which represented a decrease of 8% in relation to the same period of previous year.

Net revenue totaled R$ 85.1 million, a reduction of 8% from 3Q04.

The volume marketed in 9M05 was 1% inferior to that registered in 3Q04, amounting 86.5 thousand tons. The net revenue for the nine months was R$ 264.2 million, an increase of 1% compared to 3Q04.

In 3Q05, building industry remained strong. On the other hand, the agribusiness and fertilizer sectors underperformed due to the loss of grain crops and the adverse exchange rate to export. There was a reduction on agriculture income, and consequently, it increased the credit risk in the sector.

Sales volume of industrial bags in Argentina reached 6.3 thousand tons and fetched net revenue of R$ 14.2 million.

Capital Expenditures

The following table lists the capital expenditures in 3Q05 and 9M05:

R$ Million	Completed by 3Q05	Completed by 9M05
Forestry	19.4	47.3
Paper mills	90.2	187.8
Convertion	28.3	57.8
Others	0.7	2.3
Total	**138.5**	**295.2**

According to established schedule, there was the startup at Angatuba (SP) mill in order to complete the expansion project of coated carton boards. The investments amounted to R$ 75 million, expanding the total production to 100 thousand t/year from 80 thousand t/year. The new coated carton board production capacity will be equal to 60 thousand t/year.

The Company is investing, in Lages (SC), R$ 26 million to update the plant technology. The investment involves new production line for industrial bags in order to substitute the old one. The completed production line includes an 8 color printer, a tuber and bottomer.

In the beginning of October, the recycled paper unit located in Guapimirim (RJ), started to consume natural gas instead of fuel. Klabin invested R$ 1.3 million in this conversion.

08.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

The project's basic engineering, which intends to double the coated carton boards' production capacity at Monte Alegre (PR) will be submitted by the Executive Board to the Board of Directors for approval until the end of this year. The startup is planned to the end of 2007.

In order to sustain Klabin's outline growth, the company not only continuously engages reforestation in its forestry, but also encourages third parties to cultivate via forestation program.

10.01 – CHARACTERISTICS OF PUBLIC OR PRIVATE ISSUE OF DEBENTURES

1 – ITEM	01
2 – ORDER No.	5th
3 –CVM REGISTRATION No.	CVM/SRE/DEB – 2004/041
4 –CVM REGISTRATION DATE	12/06/2004
5 – SERIES ISSUED	SINGLE
6 – TYPE OF ISSUE	SIMPLE
7 – NATURE OF ISSUE	PUBLIC
8 – ISSUE DATE	11/01/2004
9 – MATURITY DATE	11/01/2007
10 – TYPE OF DEBENTURE	WITHOUT PREFERENCE
11 – PREVAILING REMUNERATION CONDITIONS	6-mo. interest of 105.5% of CDI
12 – PREMIUM/DISCOUNT	
13 – NOMINAL VALUE (Brazilian reais – R$)	10,000.00
14 – AMOUNT ISSUED (R$ 000)	314,050
15 – QUANTITY OF DEBENTURES ISSUED (UNITS)	31,405
16 – OUTSTANDING DEBENTURES (UNITS)	31,405
17 – DEBENTURES IN TREASURY (UNITS)	0
18 – DEBENTURES REDEEMED (UNITS)	0
19 – DEBENTURES CONVERTED (UNITS)	0
20 – UNPLACED DEBENTURES (UNITS)	0
21 – DATE OF LAST RESET	
22 – DATE OF NEXT EVENT	11/01/2005

15.01 - INVESTMENT PROJECTS

Investments in the third quarter of 2005 totaled R$ 138,5 million in the main projects:

- Acquisition of forests and forestation;
- Project to increase production to 675,000 tons/year in the unit in Telêmaco Borba, state of Paraná;
- Installation of non-condensable gas collection and burning system in the units of Correia Pinto and Otacílio Costa, state of Santa Catarina;
- Refurbishment of paper machine in Angatuba, state of São Paulo;
- Project to improve the quality and increase the capacity for production of sized paper in the unit in Guapimirim, state of Rio de Janeiro;
- Acquisition of technology in the unit in Lages, state of Santa Catarina.

16.01 – OTHER INFORMATION THAT THE COMPANY CONSIDERS IMPORTANT

IN ACCORDANCE WITH THE REGULATIONS FOR CORPORATE GOVERNANCE PRACTICES – LEVEL 1, WE PRESENT BELOW ADDITIONAL INFORMATION ON THE COMPANY AS OF SEPTEMBER 30, 2005.

1 COMPANY'S OWNERSHIP INTEREST INCLUDING SHAREHOLDERS WITH MORE THAN 5% OF VOTING CAPITAL, DETAILED UP TO THE LEVEL OF INDIVIDUALS

a) Company's ownership interest

	SHARES					
SHAREHOLDERS	**COMMON**	**%**	**PREFERRED**	**%**	**TOTAL**	**%**
Klabin Irmãos & Cia.	163,797,753	51.70			163,797,753	17.85
Niblak Participações S.A.	24,699,654	7.80			24,699,654	2.69
Monteiro Aranha S.A.	63,458,605	20.03	33,142,268	5.52	96,600,873	10.53
Other (*)	64,871,551	20.47	567,713,465	94.48	632,585,016	68.93
TOTAL	**316,827,563**	**100.00**	**600,855,733**	**100.00**	**917,683,296**	**100.00**

(*) Shareholders with less than 5% of voting capital.

b) Ownership interest of controlling shareholders, up to the level of individuals

CONTROLLING SHAREHOLDER/INVESTOR:
(*) Klabin Irmãos & Cia.

	SHARES	
SHAREHOLDERS	**Number**	**%**
Jacob Klabin Lafer Adm. Partic. S.A.	1	12.52
Miguel Lafer Participações S.A.	1	6.26
VFV Participações S.A.	1	6.26
PRESH S.A.	1	12.52
GL S.A. Participações	1	12.52
GLIMDAS Participações S.A.	1	11.07
DARO Participações S.A.	1	11.07
DAWOJOBE Participações S.A.	1	11.07
ESLI Participações S.A.	1	8.36
LKL Participações S.A.	1	8.35
TOTAL	**10**	**100.00**

(*)General partnership, with capital in the amount of R$ 1,000,000.00, represented by shares of various amounts.

16.01 – OTHER INFORMATION THAT THE COMPANY CONSIDERS IMPORTANT

CONTROLLING SHAREHOLDER/INVESTOR:
Jacob Klabin Lafer Adm. Partic. S.A.

	SHARES	
SHAREHOLDERS	COMMON	%
Miguel Lafer	446,458	50.00
Vera Lafer	446,458	50.00
TOTAL	892,916	100.00

CONTROLLING SHAREHOLDER/INVESTOR:
Miguel Lafer Participações S.A.

	SHARES	
SHAREHOLDERS	COMMON	%
Miguel Lafer	928,270,312	99.9999
Mildred Lafer	688	0.0001
TOTAL	928,271,000	100.0000

CONTROLLING SHAREHOLDER/INVESTOR:
VFV Participações S.A.

	SHARES	
SHAREHOLDERS	COMMON	%
Vera Lafer	928,270,312	99.9999
Other	688	0.0001
TOTAL	928,271,000	100.0000

CONTROLLING SHAREHOLDER/INVESTOR:
PRESH S.A.

	SHARES	
SHAREHOLDERS	COMMON	%
Sylvia Lafer Piva	17,658,895	66.66662
Pedro Franco Piva	12	0.00005
Horácio Lafer Piva	2,943,151	11.11111
Eduardo Lafer Piva	2,943,151	11.11111
Regina Piva Coelho Magalhães	2,943,151	11.11111
TOTAL	26,488,360	100.00000

CONTROLLING SHAREHOLDER/INVESTOR:
GL S.A. Participações

	SHARES					
SHAREHOLDERS	COMMON	%	PREFERRED	%	TOTAL	%
Graziela Lafer Galvão	4,233,864	99.99991	8,467,726	99.99993	12,701,590	99.99992
Other	4	0.00009	6	0.00007	10	0.00008
TOTAL	4,233,868	100.00000	8,467,732	100.00000	12,701,600	100.00000

16.01 – OTHER INFORMATION THAT THE COMPANY CONSIDERS IMPORTANT

CONTROLLING SHAREHOLDER/INVESTOR:
GLIMDAS Participações S.A.

	SHARES	
SHAREHOLDERS	COMMON	%
Israel Klabin	276,765	13.310
GLIMDAS-ALPHA Participações Ltda.	142,020	6.829
Alberto Klabin (*)	276,787	13.310
Leonardo Klabin (*)	276,787	13.310
Stela Klabin (*)	276,787	13.310
Maria Klabin (*)	276,787	13.310
Dan Klabin (*)	276,787	13.310
Gabriel Klabin (*)	276,787	13.310
Estate - Maurício Klabin (*)	29	0.001
TOTAL	2,079,536	100.000

(*) Shares subject to usufruct, with the usufructuary Israel Klabin having voting right.

CONTROLLING SHAREHOLDER/INVESTOR:
GLIMDAS-ALPHA Participações Ltda.

	SHARES	
SHAREHOLDERS	COMMON	%
Israel Klabin	4,072	14.28772
Alberto Klabin	4,071	14.28421
Leonardo Klabin	4,071	14.28421
Stela Klabin	4,071	14.28421
Maria Klabin	4,071	14.28421
Dan Klabin	4,071	14.28421
Gabriel Klabin	4,071	14.28421
Other	2	0.00702
TOTAL	28,500	100.00000

CONTROLLING SHAREHOLDER/INVESTOR:
DARO Participações S.A.

	SHARES	
SHAREHOLDERS	COMMON	%
Daniel Miguel Klabin	1,420,564	53.065
Rose Klabin (*)	418,821	15.645
Amanda Klabin (*)	418,821	15.645
David Klabin (*)	418,821	15.645
TOTAL	2,677,027	100.000

(*) Shares subject to usufruct, with the usufructuary Daniel Miguel Klabin having voting right.

16.01 - OTHER INFORMATION THAT THE COMPANY CONSIDERS IMPORTANT

CONTROLLING SHAREHOLDER/INVESTOR:
DAWOJOBE Participações S.A.

	SHARES	
SHAREHOLDERS	COMMON	%
Armando Klabin	4	
Wolff Klabin (*)	442,878,289	25.00
Daniela Klabin (*)	442,878,289	25.00
Bernardo Klabin (*)	442,878,289	25.00
José Klabin (*)	442,878,289	25.00
TOTAL	1,771,513,160	100.00

(*) Shares subject to usufruct, with the usufructuary Armando Klabin having voting right.

CONTROLLING SHAREHOLDER/INVESTOR:
ESLI Participações S.A.

	SHARES	
SHAREHOLDERS	COMMON	%
Esther Klabin Landau	17,673,750	99.9999
Alfred Landau	10	0.0001
TOTAL	17,673,760	100.0000

CONTROLLING SHAREHOLDER/INVESTOR:
LKL Participações S.A.

	SHARES	
SHAREHOLDERS	COMMON	%
Lilia Klabin Levine	17,933,200	99.998
Other	300	0.002
TOTAL	17,933,500	100.000

CONTROLLING SHAREHOLDER/INVESTOR:
Niblak Participações S.A.

	SHARES	
SHAREHOLDERS	COMMON	%
KL Participações Ltda.	6,076,071	25.0420
GL S.A. Participações	3,038,061	12.5211
KLA RO Participações Ltda.	2,686,869	11.0737
KLA PI Participações Ltda.	2,686,869	11.0737
DAWOJOBE Partic. S.A.	2,686,869	11.0737
MEKLA DELTA Participações Ltda.	4,050,722	16.6947
Pedro Franco Piva	3,038,061	12.5211
TOTAL	24,263,522	100.000

16.01 – OTHER INFORMATION THAT THE COMPANY CONSIDERS IMPORTANT

CONTROLLING SHAREHOLDER/INVESTOR:
KL Participações Ltda. (*)

	SHARES	
SHAREHOLDERS	**Number**	**% of Capital**
Jacob Klabin Lafer Adm e Partic. S.A.	1	99.999
Miguel Lafer	1	0.001
TOTAL	2	100.000

(*) Limited liability company, with capital represented by shares of various amounts.

CONTROLLING SHAREHOLDER/INVESTOR:
KLA RO Participações Ltda.

	SHARES	
SHAREHOLDERS	**Number**	**% of Capital**
GLIMDAS Participações S.A.	20,421,452,628	99.999
Other	43,261	0.001
TOTAL	20,421,495,889	100.000

CONTROLLING SHAREHOLDER/INVESTOR:
KLA PI Participações Ltda. (*)

	SHARES	
SHAREHOLDERS	**Number**	**% of Capital**
DARAM Participações Ltda.	2	99.999
Daniel Miguel Klabin	1	0.001
TOTAL	3	100.000

(*) Limited liability company, with capital represented by shares of various amounts.

CONTROLLING SHAREHOLDER/INVESTOR:
DARAM Participações Ltda.

	SHARES	
SHAREHOLDERS	**Number**	**% of Capital**
Daniel Miguel Klabin	10,604,389	53.53
Rose Klabin	3,068,340	15.49
Amanda Klabin	3,068,340	15.49
David Klabin	3,068,340	15.49
Other	2	
TOTAL	19,809,411	100.00

16.01 – OTHER INFORMATION THAT THE COMPANY CONSIDERS IMPORTANT

CONTROLLING SHAREHOLDER/INVESTOR:
MEKLA DELTA Participações Ltda. (*)

	SHARES	
SHAREHOLDERS	**Number**	**% of Capital**
ESLI Participações S.A.	1	99.999
Other	2	0.001
TOTAL	3	100.000

(*) Limited liability company, with capital represented by shares of various amounts.

CONTROLLING SHAREHOLDER/INVESTOR:
Monteiro Aranha S.A.

	SHARES	
SHAREHOLDERS	**COMMON**	**%**
Joaquim Francisco M. de Carvalho	1,626,653	14.03
Fundo de Pensões Banco Espírito Santo de Lisboa (*)	1,168,121	10.07
Dresdner Bank AG (*)	1,159,760	10.00
Bradesco Capitalização S.A.	1,192,483	10.28
Soc. Técnica Monteiro Aranha Ltda.	961,338	8.29
Olavo Egydio Monteiro de Carvalho	905,043	7.80
AMC Participações S/C Ltda.	599,526	5.17
CEJMC Participações S/C Ltda.	599,526	5.17
SAMC Participações S/C Ltda.	599,526	5.17
Joaquim Álvaro M. de Carvalho	482,526	4.16
Treasury shares	195,399	1.68
Other (**)	2,107,696	18.18
TOTAL	11,597,597	100.00

(*) Foreign company.
(**) Shareholders with less than 5% of voting capital.

CONTROLLING SHAREHOLDER/INVESTOR:
Bradesco Capitalização S.A.

	SHARES	
SHAREHOLDERS	**COMMON**	**%**
Bradesco Vida e Previdência S.A.	451,623	100.00
TOTAL	451,623	100.00

CONTROLLING SHAREHOLDER/INVESTOR:
Bradesco Vida e Previdência S.A.

	SHARES	
SHAREHOLDERS	**COMMON**	**%**
Bradesco Seguros S.A.	182,381	100.00
TOTAL	182,381	100.00

16.01 – OTHER INFORMATION THAT THE COMPANY CONSIDERS IMPORTANT

CONTROLLING SHAREHOLDER/INVESTOR:
Bradesco Seguros S.A.

	SHARES	
SHAREHOLDERS	COMMON	%
Banco Bradesco S.A.	627,530	100.00
TOTAL	627,530	100.00

CONTROLLING SHAREHOLDER/INVESTOR:
Banco Bradesco S.A.

	SHARES					
SHAREHOLDERS	COMMON	%	PREFERRED	%	TOTAL	%
Cidade de Deus Cia Cial de Particip.	118,517,427	47.92	529,371	0.22	119,046,798	24.18
Fundação Bradesco	34,167,133	13.81	10,921,440	4.46	45,088,573	9.16
Banco Bilbao Vizcaya Argentaria S.A. (*)	12,366,285	5.00	9,282,236	3.79	21,648,521	4.40
Banco Espírito Santo (*)	16,377,413	6.62	278,321	0.11	16,655,734	3.38
Other (**)	65,897,432	26.65	223,959,338	91.42	289,856,770	58.88
TOTAL	247,325,690	100.00	244,970,706	100.00	492,296,396	100.00

(*) Foreign company.
(**) Shareholders with less than 5% of voting capital.

CONTROLLING SHAREHOLDER/INVESTOR:
Cidade de Deus Cia. Comercial de Participações

	SHARES	
SHAREHOLDERS	COMMON	%
Nova Cidade de Deus Partic. S.A.	2,333,056,605	44.43
Fundação Bradesco	1,724,997,712	32.85
Lia Maria Aguiar	417,744,408	7.96
Lina Maria Aguiar	442,193,236	8.42
Other (*)	332,631,968	6.34
TOTAL	5,250,623,929	100.00

(*) Shareholders with less than 5% of voting capital.

CONTROLLING SHAREHOLDER/INVESTOR:
Nova Cidade de Deus Partic. S.A.

	SHARES					
SHAREHOLDERS	COMMON	%	PREFERRED	%	TOTAL	%
Fundação Bradesco	91,340,406	46.30	209,037,114	98.35	300,377,520	73.29
Cx. Benef. dos Funcionários Bradesco			3,511,005	1.65	3,511,005	0.86
Elo Participações S.A.	105,932,096	53.70			105,932,096	25.85
TOTAL	197,272,502	100.00	212,548,119	100.00	409,820,621	100.00

16.01 – OTHER INFORMATION THAT THE COMPANY CONSIDERS IMPORTANT

CONTROLLING SHAREHOLDER/INVESTOR:
Elo Participações S.A.

	SHARES					
SHAREHOLDERS	**COMMON**	**%**	**PREFERRED**	**%**	**TOTAL**	**%**
Lázaro de Mello Brandão	6,769,981	5.63			6,769,981	3.68
Shareholders (*)	113,556,200	94.37	63,696,077	100.00	177,252,277	96.32
TOTAL	120,326,181	100.00	63,696,077	100.00	184,022,258	100.00

(*) No shareholder holds, individually, more than 5% of voting capital.

CONTROLLING SHAREHOLDER/INVESTOR:
Soc. Técnica Monteiro Aranha Ltda.

	SHARES	
SHAREHOLDERS	**Number**	**%**
Joaquim Monteiro de Carvalho	343,634	99.99913
Other	3	0.00087
TOTAL	343,637	100.00000

CONTROLLING SHAREHOLDER/INVESTOR:
AMC Participações S/C Ltda.

	SHARES	
SHAREHOLDERS	**Number**	**%**
Astrid Monteiro de Carvalho	4,015,162	99.99998
Soc. Técnica Monteiro Aranha Ltda.	1	0.00002
TOTAL	4,015,163	100.00000

CONTROLLING SHAREHOLDER/INVESTOR:
CEJMC Participações S/C Ltda.

	SHARES	
SHAREHOLDERS	**Number**	**%**
Celi Elisabete Júlia M. de Carvalho	2,923,469	99.99997
Soc. Técnica Monteiro Aranha Ltda.	1	0.00003
TOTAL	2,923,470	100.00000

CONTROLLING SHAREHOLDER/INVESTOR:
SAMC Participações S/C Ltda.

	SHARES	
SHAREHOLDERS	**Number**	**%**
Sérgio Alberto M. de Carvalho	2,923,469	99.99997
Soc. Técnica Monteiro Aranha Ltda.	1	0.00003
TOTAL	2,923,470	100.00000

16.01 – OTHER INFORMATION THAT THE COMPANY CONSIDERS IMPORTANT

2 CHANGES IN OWNERSHIP INTEREST

		October 1, 2004		Change					September 30, 2005		
Shareholders	Type	Number of shares	%	Purchase Subscription	Sale	New members	Cancellation of shares	Members' withdrawal	Number of shares	%	Variation %
Controlling shareholders	ON	201,962,562	63.70						201,962,562	63.75	0.05
	PN	132,018,215	21.94	431,167	(8,713,966)				123,735,416	20.59	(1.35)
Members of the Board of Directors	ON	18,763,529	5.92			15,896,637		(3)	34,660,163	10.94	5.02
	PN	2,757,723	0.46	7,888	(353,784)	17,092,435		(5)	19,504,257	3.25	2.79
Members of the Executive Board	ON	0	0.00						0	0.00	0.00
	PN	264,038	0.04	1,000	(26,000)				239,038	0.04	0.00
Members of the Fiscal Council	ON	1	0.00			1,000		(1)	1,000	0.00	0.00
	PN	3,541	0.00		(121)				3,420	0.00	0.00
Other Shareholders	ON	96,101,471	30.31			(15,897,637)		4	80,203,838	25.31	(5.00)
	PN	465,812,216	77.41	(440,055)	9,093,871	(17,092,435)		5	457,373,602	76.12	(1.29)
Treasury Shares	ON	221,829	0.07				(221,829)		0	0.00	(0.07)
	PN	895,216	0.15				(895,216)		0	0.00	(0.15)
Total	ON	**317,049,392**	**100.00**	**0**	**0**	**0**	**(221,829)**	**0**	**316,827,563**	**100.00**	**(0.00)**
	PN	**601,750,949**	**100.00**	**0**	**0**	**0**	**(895,216)**	**0**	**600,855,733**	**100.00**	**0.00**

3 NUMBER OF SHARES ISSUED BY THE COMPANY THAT ARE DIRECTLY OR INDIRECTLY HELD BY THE CONTROLLING SHAREHOLDERS, EXECUTIVES AND BOARD MEMBERS

	SHARES					
SHAREHOLDERS	COMMON	%	PREFERRED	%	Total	%
Controlling shareholders	201,962,562	63.75	123,735,416	20.59	325,697,978	35.49
Members of the Board of Directors	34,660,163	10.94	19,504,257	3.25	54,164,420	5.90
Members of the Executive Board			239,038	0.04	239,038	0.03
Members of the Fiscal Council	1,000		3,420		4,420	

4 NUMBER OF OUTSTANDING SHARES

	SHARES					
	COMMON	%	PREFERRED	%	TOTAL	%
Controlling shareholders	201,962,562	63.75	123,735,416	20.59	325,697,978	35.49
Outstanding shares	114,865,001	36.25	477,120,317	79.41	591,985,318	64.51
Total	**316,827,563**	**100.00**	**600,855,733**	**100.00**	**917,683,296**	**100.00**

5 OTHER INFORMATION

Relationship with Independent Auditors

In conformity with CVM Instruction No. 381/03, the auditing firm Deloitte Touche Tohmatsu Auditores Independentes did not provide non-audit services representing more than 5% of its total fees.

The Company's policy for non-audit services contracted from its independent auditors is based on principles designed to ensure the independence of the auditors. Those principles, which follow internationally accepted standards, consist of: (a) the auditor must not audit his own work, (b) the auditor must not perform managerial jobs at his client, and (c) the auditor must not promote his client's interests.

17.01 – INDEPENDENT ACCOUNTANTS' REVIEW REPORT – UNQUALIFIED

To the Board of Directors and Shareholders of
Klabin S.A.
São Paulo – SP

1. We have performed a special review of the accompanying interim financial statements of Klabin S.A. and subsidiaries (Company and Consolidated), consisting of the balance sheets as of September 30, 2005, and the related statements of income for the quarter and nine-month period then ended and the performance report, all expressed in Brazilian reais and prepared in accordance with Brazilian accounting practices under the responsibility of the Company's management.

2. We conducted our review in accordance with specific standards established by the Brazilian Institute of Independent Auditors (IBRACON), together with the Federal Accounting Council, which consisted principally of: (a) inquiries of and discussions with persons responsible for the accounting, financial and operating areas as to the criteria adopted in preparing the interim financial statements, and (b) review of the information and subsequent events that had or might have had material effects on the financial position and results of operations of the Company and its subsidiaries.

3. Based on our special review, we are not aware of any material modifications that should be made to the financial statements referred to in paragraph 1 for them to be in conformity with Brazilian accounting practices and standards established by the Brazilian Securities Commission (CVM), specifically applicable to the preparation of mandatory interim financial statements.

4. Our review was conducted for the purpose of issuing a review report on the interim financial statements referred to in paragraph 1 taken as whole. The individual and consolidated statements of cash flows for the nine-month period ended September 30, 2005 are presented for purposes of additional analysis and are not a required part of the interim financial statements. Such statements have been subjected to the review procedures described in paragraph 2 and, based on our review, we are not aware of any material modifications that should be made to these supplemental statements in order for them to be fairly stated, in all material respects, in relation to the interim financial statements for the nine-month period ended September 30, 2005 taken as a whole.

5. The Company and consolidated balance sheets as of June 30, 2005 and the related statements of income for the quarter and nine-month period ended September 30, 2004, and the supplemental statements of cash flows for the nine-month period ended September 30, 2004, presented for comparative purposes, were reviewed by us, in accordance with our unqualified review reports thereon, dated July 21, 2005 and October 22, 2004, respectively.

6. The accompanying interim financial statements have been translated into English for the convenience of readers outside Brazil.

São Paulo, October 20, 2005

DELOITTE TOUCHE TOHMATSU
Auditores Independentes

Eduardo Jorge Costa Martins
Engagement Partner

01.01 - IDENTIFICATION

1 – CVM CODE	2 - COMPANY NAME	3 – FEDERAL TAXPAYERS' REGISTRATION NUMBER (CNPJ)
01265-3	KLABIN S.A.	89,637,490/0001-45

CONTENTS

GROUP	TABLE	DESCRIPTION	PAGE
01	01	IDENTIFICATION	1
02	02	HEAD OFFICE	1
01	03	INVESTOR RELATIONS OFFICER (Company Mail Address)	1
01	04	GENERAL INFORMATION/INDEPENDENT ACCOUNTANT	1
01	05	CAPITAL COMPOSITION	2
01	06	CHARACTERISTICS OF THE COMPANY	2
01	07	COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS	2
01	08	DIVIDENDS APPROVED AND/OR PAID	2
01	09	SUBSCRIBED CAPITAL AND ALTERATIONS IN THE CURRENT YEAR	3
01	10	INVESTOR RELATIONS OFFICER	3
02	01	BALANCE SHEET – ASSETS	4
02	02	BALANCE SHEET – LIABILITIES AND SHAREHOLDERS' EQUITY	5
03	01	STATEMENT OF INCOME	6
04	01	NOTES TO THE INTERIM FINANCIAL STATEMENTS	7
05	01	COMMENTS ON THE COMPANY PERFORMANCE IN THE QUARTER	24
06	01	CONSOLIDATED BALANCE SHEET - ASSETS	25
06	02	CONSOLIDATED BALANCE SHEET - LIABILITIES AND SHAREHOLDERS' EQUITY	26
07	01	CONSOLIDATED STATEMENT OF INCOME	27
08	01	COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER	28
10	01	CHARACTERISTICS OF PUBLIC OR PRIVATE ISSUE OF DEBENTURES	36
15	01	INVESTMENT PROJECTS	37
16	01	OTHER INFORMATION THAT THE COMPANY CONSIDERS IMPORTANT	38
17	01	INDEPENDENT ACCOUNTANTS' REVIEW REPORT	48

RK0019*.*